Exhibit 99.1

For Immediate Release	December 11, 2019

VALENS EXPANDS EXCLUSIVE LICENCE AGREEMENT TO BRING LEADING CANNABIS-INFUSION TECHNOLOGY TO NEW INTERNATIONAL MARKETS

•	Valens expands exclusive licence for SōRSE cannabis emulsion technology to include Europe, Australia and Mexico in addition to Canada

•	Amendment represents a nearly 20x increase in the addressable population exclusively available to Valens and its customers

•	Provides a framework for Valens to obtain rights to utilize the technology in the U.S. and other markets on a non-exclusive basis in the future, creating the potential for Valens customers to sell branded cannabis infused products globally

Kelowna, B.C., December 11, 2019 – Valens GroWorks Corp. (TSXV: VGW) (OTCQX: VGWCF) (the “Company” or “Valens”), a cannabinoid-based product company with industry leading extraction, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, is pleased to announce that it has entered an amended manufacturing and sales licence agreement with SōRSE Technology Corporation (“SōRSE”) which grants Valens an exclusive licence for Canada, Europe, Australia and Mexico to use the proprietary SōRSE emulsion technology (“the Technology”) to produce, market, package, sell and distribute cannabis-infused products (the “Agreement”).

“This Agreement shows Valens’ commitment to invest and broaden its IP portfolio and enable its customers to bring differentiated, next generation products to market,” said Jeff Fallows, President of Valens. “As we move into “Cannabis 2.0” in Canada, we believe the products that offer consistent, high quality and predictable user experiences, like those we are able to create with SōRSE, will capture the lion’s share of attention and be the hallmark for brand development in a strict regulatory environment. With this expanded agreement in place, we have extended this opportunity for our existing customers to key international markets and at the same time established a platform for international consumer brands to add high quality, cannabis infused products to their portfolios.”

The SōRSE Emulsion Technology

The SōRSE emulsion technology transforms cannabis oil into water-soluble forms for use in beverages, edibles, topicals and other consumer products without the burden of cannabis taste, colour or smell. The Technology allows these cannabis infused products to maintain potency when heated, chilled or frozen and provides a number of other key advantages as well, including: (1) a faster observed onset time compared to other infused beverages and edibles, (2) a significant reduction of offset time, (3) an ability to use lower doses of cannabinoids due to the enhanced bioavailability provided by the Technology, and (4) increased consistency and stability with some product formulations achieving more than one-year shelf stability with no evidence of separation.

“We are proud to expand our partnership with Valens and leverage their near-term access to various global markets,” says Howard Lee, CEO of SōRSE. “Over the last year, our team of more than 40 plus professionals has continued to actively focus on creating and developing innovative, desirable products and formats of consumption for cannabis consumers. As emulsion technology becomes more popular through new delivery methods such as ingestion, transdermal, topical and more, it is imperative that quality and safety in consumption leads all innovation in this sector. This is a shared value and mandate that our teams at SōRSE and Valens both prioritize. We look forward to continuing this working relationship with Valens and introducing our award-winning emulsion technology to the global markets.”

Valens GroWorks Corp.
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.valensgroworks.com

Geographic Expansion

The Agreement grants Valens an exclusive licence to use the Technology in Canada, Europe, Australia and Mexico (except in respect of medical applications requiring clinical trials) during the initial 5-year term, subject to certain performance milestones. This increases the addressable market from 37 million in the current Canada only agreement to 700 million people in the new Agreement, an increase of almost 20x. Furthermore, the Agreement provides a framework for Valens to obtain rights to establish non-exclusive agreements to sell cannabis-infused products using the Technology in the U.S. market and other markets, globally.

Bolstering “Cannabis 2.0” Platform

With the expanded exclusivity, Valens and its white label clients are positioned to not only succeed in the Canadian market, but also in the rapidly emerging legal cannabis and hemp-derived CBD markets in Europe, Australia, Mexico and beyond. The Agreement adds to the Company’s leading white label product offerings across numerous “Cannabis 2.0” categories such as beverages, edibles, transdermal products and more, enabling Valens to better serve its current and future partners.

“We have seen incredible interest from our current and potential clients regarding the SōRSE emulsion technology and we are thrilled to finalize the expanded licence agreement with SōRSE,” said Tyler Robson, CEO of Valens. “We expect the expanded exclusive territory will provide our clients with improved visibility and greater opportunity as they look to build global businesses around cannabis-infused products over the long term.

This is an exciting time in the evolution of ingestible cannabis products such as beverages and edibles. Historically, ingestible products have been lacking the necessary technology to provide a consistent, predictable experience, ultimately giving little reason to consume in this manner. At Valens, we expect that properly formulated, extract-based cannabis products, and infused beverages in particular, could disrupt many established beverage categories such as soft drinks, sports drinks, value-added water and alcohol, the latter of which has a monthly spend per capita that is roughly 16 times higher compared to legal cannabis spend in Canada. We believe the ability to plan an occasion and predict the outcome of use will be a game changer in the market and be the catalyst to bring about the full market potential of cannabis infused beverages and edibles, globally.”

Future White Label Services

The Agreement furthers the existing relationship between Valens and SōRSE and enables Valens to produce and sell SōRSE’s portfolio of branded products in Canada and the other exclusive markets at the option of the Company. These branded products include Happy Apple, a cannabis-infused sparkling cider and Major, a cannabis-infused fruit drink, both recognized as top selling cannabis beverages in the State of Washington, Pearl20, a cannabis-infused food and beverage mixer, and the Utopia line of cannabis-infused sparkling water, among others.

Agreement Summary

The consideration at closing for the exclusivity in the expanded geography was US$10 million, comprised of US$6 million in cash and US$4 million to be issued in common shares of the Company (the “Common Shares”). The Agreement carries an initial 5-year exclusive term with a 2-year renewal of the exclusivity, subject to certain performance milestones related to operational and financial achievements (the “Milestones”). As part of the Agreement, Valens will transfer to SōRSE royalty payments calculated as a percentage of sales (the “Royalty Payments”) and the Royalty Payments will be subject to an annual minimum of $2 million over the 5-year term. The Agreement also provides for a continuation of the Agreement on a non-exclusive basis after the 2-year renewal, subject to annual minimum royalty payments.

Valens GroWorks Corp.
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.valensgroworks.com

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All Common Shares pursuant to the Agreement were issued at an indicative price of CDN$3.0471, being the volume- weighted average price of the Common Shares on the TSX Venture Exchange (“TSXV”) for the ten (10) trading days ending December 9, 2019. The Agreement remains subject to approval from the TSXV. All Common Shares issued in connection with the Agreement will be subject to a restricted period of four months and one day. There are no finders’ fees payable by the Company in connection with the Agreement.

About Valens GroWorks

Valens GroWorks Corp. (TSXV:VGW) (OTCQX:VGWCF) is a multi-licensed, vertically-integrated cannabis company focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in- class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. Additionally, our subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://valensgroworks.com. The Company's investor deck can be found at http://valensgroworks.com/investors/.

For further information, please contact:

Jeff Fallows

Valens GroWorks Corp.

Telephone: +1.778.755.0052

Investor Relations

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker

VGW@kcsa.com

212.896.1233 / 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Valens GroWorks Corp.
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.valensgroworks.com

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Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Corporation is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Valens GroWorks Corp.
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.valensgroworks.com

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